UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (Amendment No. 52)

                            WESTMINSTER CAPITAL, INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    307351106
                                 (CUSIP Number)

                                William Belzberg
                         9665 Wilshire Blvd., Suite M-10
                             Beverly Hills, CA 90212
                                 (310) 278-1930
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)

CUSIP No. 307351106                     13D                  Page 1 of 10 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          WILLIAM BELZBERG
          BEL-CAL HOLDINGS, LTD.
          WILLIAM BELZBERG REVOCABLE LIVING TRUST, OCTOBER 5, 1984
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (A)  [X]
                                                                 (B)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          WILLIAM BELZBERG - U.S.
          BEL-CAL HOLDINGS, LTD. - CANADA
          WILLIAM BELZBERG REVOCABLE LIVING TRUST, OCTOBER 5, 1984 - U.S.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              WILLIAM BELZBERG - 2,176,670 SHARES*
                         BEL-CAL HOLDINGS, LTD. - 373,750
   SHARES                WILLIAM BELZBERG REVOCABLE LIVING TRUST,
                            OCTOBER 5, 1984 - 1,802,820 SHARES
BENEFICIALLY   _________________________________________________________________
               8    SHARED VOTING POWER
  OWNED BY
                         NONE
    EACH
               _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER

   PERSON                WILLIAM BELZBERG - 2,176,670 SHARES*
                         BEL-CAL HOLDINGS, LTD. - 373,750
    WITH                 WILLIAM BELZBERG REVOCABLE LIVING TRUST,
                            OCTOBER 5, 1984 - 1,802,820 SHARES
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                         NONE
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          WILLIAM BELZBERG - 2,176,670 SHARES*
          BEL-CAL HOLDINGS, LTD. - 373,750 SHARES
          WILLIAM BELZBERG REVOCABLE LIVING TRUST,
             OCTOBER 5, 1984 - 1,802,820 SHARES
          MANAGEMENT GROUP - 4,345,044 SHARES**
________________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          WILLIAM BELZBERG - 43.03%*
          BEL-CAL HOLDINGS, LTD. - 7.39%
          WILLIAM BELZBERG REVOCABLE LIVING TRUST, OCTOBER 5, 1984 - 35.64% MANAGEMENT GROUP - 85.90%**
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          WILLIAM BELZBERG - IN
          BEL-CAL HOLDINGS, LTD. - CO
          WILLIAM BELZBERG REVOCABLE LIVING TRUST, OCTOBER 5, 1984 - (OO)
________________________________________________________________________________

* Includes 373,750 shares held of record by Bel-Cal Holdings, Ltd. and 1,802,820 shares held of record by William Belzberg Revocable Living Trust, October 5, 1984.

** The Management Group (as defined herein) may be deemed, for purposes of this Schedule 13D and the Settlement (as defined herein) only, a group within the meaning of Section 13(d)(3) of the Exchange Act. William Belzberg, Bel-Cal Holdings, Ltd. and William Belzberg Revocable Living Trust, October 5, 1984 disclaim any interest (beneficial or otherwise) in any of the shares held by any other member of the Management Group.



                               Page 2 of 10 Pages

CUSIP No. 307351106                    13D                   Page 3 of 10 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HYMAN BELZBERG
          BEL-ALTA HOLDINGS, LTD.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          HYMAN BELZBERG - CANADA
          BEL-ALTA HOLDINGS, LTD. - CANADA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              HYMAN BELZBERG - 1,703,974 SHARES*
                         BEL-ALTA HOLDINGS, LTD. - 1,703,974 SHARES
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         NONE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              HYMAN BELZBERG - 1,703,974 SHARES*
                         BEL-ALTA HOLDINGS, LTD. - 1,703,974 SHARES
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         NONE
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          HYMAN BELZBERG - 1,703,974 SHARES*
          BEL-ALTA HOLDINGS, LTD. - 1,703,974 SHARES
          MANAGEMENT GROUP - 4,345,044 SHARES**
________________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          HYMAN BELZBERG - 33.69%*
          BEL-ALTA HOLDINGS, LTD. - 33.69%
          MANAGEMENT GROUP - 85.90%**
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HYMAN BELZBERG - IN
          BEL-ALTA HOLDINGS, LTD. - CO
________________________________________________________________________________

*    Consisting of shares held of record by Bel-Alta Holdings, Ltd.

** The Management Group may be deemed, for purposes of this Schedule 13D and the Settlement only, a group within the meaning of Section 13(d)(3) of the Exchange Act. Hyman Belzberg and Bel-Alta Holdings, Ltd. disclaim any interest (beneficial or otherwise) in any of the shares held by any other member of the Management Group.



                               Page 3 of 10 Pages

CUSIP No. 307351106                    13D                   Page 4 of 10 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          KEENAN BEHRLE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              90,000 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         NONE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              90,000 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         NONE
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          KEENAN BEHRLE - 90,000 SHARES
          MANAGEMENT GROUP - 4,345,044 SHARES*
________________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          KEENAN BEHRLE - 1.78%
          MANAGEMENT GROUP - 85.90%*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
________________________________________________________________________________

* The Management Group may be deemed, for purposes of this Schedule 13D and the Settlement only, a group within the meaning of Section 13(d)(3) of the Exchange Act. Keenan Behrle disclaims any interest (beneficial or otherwise) in any of the shares held by any other member of the Management Group.



                               Page 4 of 10 Pages

CUSIP No. 307351106                    13D                   Page 5 of 10 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GREGGORY BELZBERG
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADIAN
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             374,400 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         NONE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             374,400 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         NONE
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          GREGGORY BELZBERG - 374,400 SHARES
          MANAGEMENT GROUP - 4,345,044 SHARES*
________________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          GREGGORY BELZBERG - 7.40%
          MANAGEMENT GROUP - 85.90%*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
________________________________________________________________________________

* The Management Group may be deemed, for purposes of this Schedule 13D and the Settlement only, a group within the meaning of Section 13(d)(3) of the Exchange Act. Greggory Belzberg disclaims any interest (beneficial or otherwise) in any of the shares held by any other member of the Management Group.



                               Page 5 of 10 Pages

     The purpose of filing this Amendment No. 52 to the Schedule 13D is to disclose a proposed settlement of the lawsuit filed against the Issuer and its directors in connection with Offer (as described under Item 4). As part of the settlement, Greggory Belzberg is being added to the Reporting Persons and the Management Group (as defined herein) filing this 13D.


ITEM 1. SECURITY AND ISSUER

     (a) The name of the issuer is Westminster Capital, Inc., a Delaware corporation (the "ISSUER"). The principal executive offices of the Issuer are located at 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212.

     (b) This Schedule 13D relates to the Common Stock, $1 par value (the "COMMON STOCK"), of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(c), (f) This Statement is being filed on behalf of William Belzberg, Bel-Cal Holdings, Ltd., William Belzberg Revocable Living Trust, October 5, 1984, Hyman Belzberg, Bel-Alta Holdings, Ltd. ,Keenan Behrle, and Greggory Belzberg (collectively referred to as the "MANAGEMENT GROUP" or the "REPORTING PERSONS").

     William Belzberg's principal business address is 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212. His principal occupation is President and Chief Executive Officer of the Issuer. Mr. Belzberg is a U.S. citizen.

     Bel-Cal Holdings, Ltd. is a Canadian corporation ("BEL-CAL"). Its principal business is the ownership and management of investments, and its principal business and principal office are located at 1400 First Alberta Place, 777-8th Avenue, S.W., Calgary, Alberta, Canada T2P3R5.

     William Belzberg Revocable Living Trust, October 5, 1984 is a U.S. living trust (the "TRUST"). It is a trust used for holding various assets, and its principal business and office address is 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212.

     Bel-Alta Holdings, Ltd. is a Canadian corporation ("BEL-ALTA"). Its principal business is real estate mortgage and investment, and the address of its principal business and principal office is No. 1420 Aquitaine Towers, 540 5th Avenue, S.W., Calgary, Alberta, Canada T2POM2.

     Hyman Belzberg's principal business address is No. 1420 Aquitaine Towers, 540 5th Avenue, S.W., Calgary, Alberta, Canada T2P OM2. His principal occupation is President of Bel-Alta. Mr. Belzberg is a Canadian citizen.

     Keenan Behrle's principal business address is 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212. His principal occupation is Executive Vice President of the Issuer. Mr. Behrle is a U.S. citizen.



                               Page 6 of 10 Pages

     Greggory Belzberg's principal business address is 2231 East 49th Street, Vernon, California 90058. His principal occupation is Chief Operating Officer of Richter Furniture Manufacturing. Mr. Belzberg is a Canadian citizen.

     William Belzberg is the President, sole director, and owner of all of the outstanding voting stock of Bel-Cal and the sole trustee of the Trust, and as such may be deemed to be the beneficial owner of the shares of Common Stock held by Bel-Cal and the Trust pursuant to Rule 13d-3 adopted under the Exchange Act by the Securities and Exchange Commission (the "SEC").

     Hyman Belzberg is the President, sole director, and owner of all of the outstanding voting stock of Bel-Alta, and as such may be deemed to be the beneficial owner of the shares of Common Stock held by Bel-Alta pursuant to Rule 13d-3 adopted by the SEC under the Exchange Act.

     (d)-(e) None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Issuer will use cash from its working capital to acquire the shares of the Issuer in connection with the Settlement (as defined below).

ITEM 4. PURPOSE OF TRANSACTION

     On April 18, 2002, the Issuer, William Belzberg, Hyman Belzberg and Keenan Behrle filed a Tender Offer Statement on Schedule TO with the SEC relating to the Issuer's offer to purchase any and all of its Common Stock at $2.80 per share (the "OFFER"). The Offer was made upon the terms and conditions set forth in the Offer to Purchase dated April 18, 2002 and related Letter of Transmittal, which were filed as exhibits to the Schedule TO.

     The purpose of the Offer was to provide the holders of the Common Stock with liquidity for their shares at a price that the board of directors, based on the unanimous recommendation of a special committee consisting of independent members of the board of directors, had determined to be fair to the Issuer's stockholders, other than William Belzberg, Hyman Belzberg, Keenan Behrle and certain other stockholders who advised the Issuer that they did not intend to tender their shares pursuant to the Offer.

     The initial offering period of the Offer expired at 5:00 p.m., New York City time, on Friday, May 24, 2002. Immediately after the expiration of the initial offering period and after acceptance for payment of all shares validly tendered during the initial offering period, the Issuer commenced a subsequent offering period which expired at 5:00 p.m., New York City time, on Friday, June 21, 2002. The same $2.80 per share consideration paid during the initial offering period was paid during the subsequent offering period. The number of shares of Common Stock tendered in the initial and subsequent offering periods totaled 1,593,022 shares, representing approximately 23.95% of the



                               Page 7 of 10 Pages

Common Stock outstanding immediately prior to the commencement of the initial offering period on April 18, 2002. Approximately 5,058,429 shares of Common Stock remain outstanding.

     On April 19, 2002, Barry Blank, on behalf of himself and other similarly situated stockholders, filed a complaint in the Delaware Court of Chancery against the Issuer and its directors in connection with the Offer, alleging, among other things, that the Offer was unfair. Although the plaintiff requested that the Offer be enjoined pending the outcome of the lawsuit, the Court denied the plaintiff's request to schedule a preliminary injunction hearing and the Offer was closed without resolving the lawsuit. The parties to the lawsuit have engaged in settlement discussions over the past several months. As a result of these discussions, the parties have reached a proposed settlement whereby all class members will receive $3.00 per share of Common Stock (less attorneys' fees) (the "SETTLEMENT"). On January 7, 2003, the parties filed a Stipulation of Settlement setting forth the Settlement with the Delaware Court of Chancery.

     If the Delaware Court of Chancery enters an Order of Final Judgment approving the Settlement, the Settlement will be consummated as follows: (i) the Issuer will pay each stockholder that tendered Common Stock in the Offer an additional $0.20 per share (less a pro rata share of attorneys' fees); (ii) the Issuer will purchase the Common Stock owned by Barry Blank, which is represented to be approximately 349,300 shares, for $3.00 per share (less a pro rata share of attorneys' fees); and (iii) the Management Group will contribute their shares of Common Stock to a new company which will then own in excess of 90% of the Issuer's outstanding Common Stock and the new company will then merge with and into the Issuer, and each of the stockholders of Issuer will be entitled to receive $3.00 per share for their shares of the Common Stock (less a pro rata share of attorneys' fees) and the stockholders of the new company (I.E. the Management Group) will receive shares of stock of the Issuer. Upon completion of the foregoing merger, the Issuer will be privately held by the Management Group. If any of the Issuer's stockholders entitled to receive cash for their shares in the merger object to the price, they may exercise appraisal rights as provided under the Delaware General Corporation Law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     As of the date of this Schedule 13D, William Belzberg owned of record 100 shares of the Common Stock, the William Belzberg Revocable Living Trust, October 5, 1984 (the "TRUST") owned of record 1,802,820 shares of Common Stock and Bel-Cal Holdings, Ltd. ("BEL-CAL") owned of record 373,750 shares of the Common Stock. By virtue of being the owner of all of the outstanding voting stock of Bel-Cal and the sole trustee of the Trust, William Belzberg may be deemed to have sole voting and dispositive powers with respect to such shares owned of record by those entities and thus may be deemed to beneficially own the shares. This would mean that he beneficially owns an aggregate of 2,176,670 shares of the Common Stock, representing approximately 43.03% of the outstanding shares of the Common Stock as of the date of this Schedule 13D.

     As of the date of this Schedule 13D, Bel-Alta Holdings, Ltd. ("BEL-ALTA") owned of record 1,703,974 shares of the Common Stock. By virtue of being owner of all of the outstanding voting stock of Bel-Alta, Hyman Belzberg may be deemed to have sole voting and dispositive powers with respect to such shares owned of record by Bel-Alta and thus may be deemed to beneficially own the shares. This would mean that he beneficially owns an aggregate of 1,703,974 shares of the Common



                               Page 8 of 10 Pages

Stock, representing approximately 33.69% of the outstanding shares of Common Stock as of the date of this Schedule 13D.

     As of the date of this Schedule 13D, Keenan Behrle owned of record 90,000 shares of the Common Stock, representing approximately 1.78% of the outstanding shares of Common Stock. Keenan Behrle has sole voting and dispositive powers with respect to such shares he owns.

        As of the date of this Schedule 13D, Greggory Belzberg owned of record 374,400 shares of the Common Stock, representing approximately 7.40% of the outstanding shares of Common Stock. Greggory Belzberg has sole voting and dispositive powers with respect to such shares he owns.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer of or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power of the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Joint Filing Agreement.



                               Page 9 of 10 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete, and correct.


     January 7, 2003                        /S/ WILLIAM BELZBERG
                                          -------------------------------------
                                          William Belzberg



     January 7, 2003                      Bel-Cal Holdings, Ltd.

                                     By:    /S/ WILLIAM BELZBERG
                                          -------------------------------------
                                          William Belzberg, President



     January 7, 2003                      William Belzberg Revocable Living
                                          Trust, October 5, 1984

                                     By:    /S/ WILLIAM BELZBERG
                                          -------------------------------------
                                          William Belzberg, Trustee



     January 7, 2003                        /S/ HYMAN BELZBERG
                                          -------------------------------------
                                          Hyman Belzberg



     January 7, 2003                      Bel-Alta Holdings, Ltd.

                                     By:    /S/ HYMAN BELZBERG
                                          -------------------------------------
                                          Hyman Belzberg, President



     January 7, 2003                        /S/ KEENAN BEHRLE
                                          -------------------------------------
                                          Keenan Behrle



     January 7, 2003                        /S/ GREGGORY BELZBERG
                                          -------------------------------------
                                          Greggory Belzberg



                              Page 10 of 10 Pages

                                    Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree (i) to the joint filing on behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the common stock, par value $1.00 per share, of Westminster Capital, Inc. and (ii) that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.


     January 7, 2003                         /S/ WILLIAM BELZBERG
                                          -------------------------------------
                                          William Belzberg



     January 7, 2003                      Bel-Cal Holdings, Ltd.

                                     By:     /S/ WILLIAM BELZBERG
                                          -------------------------------------
                                          William Belzberg, President



     January 7, 2003                      William Belzberg Revocable Living
                                          Trust, October 5, 1984

                                     By:     /S/ WILLIAM BELZBERG
                                          -------------------------------------
                                          William Belzberg, Trustee



     January 7, 2003                         /S/ HYMAN BELZBERG
                                          -------------------------------------
                                          Hyman Belzberg



     January 7, 2003                      Bel-Alta Holdings, Ltd.

                                     By:     /S/ HYMAN BELZBERG
                                          -------------------------------------
                                          Hyman Belzberg, President



     January 7, 2003                         /S/ KEENAN BEHRLE
                                          -------------------------------------
                                          Keenan Behrle



     January 7, 2003                         /S/ GREGGORY BELZBERG
                                          -------------------------------------
                                          Greggory Belzberg